Exhibit (a)(5)(i)

For immediate release

Media contact:	Investor contact:
Hillary Yaffe, +1 212 632 6528	Ben Wulfsohn, +1 800 823 6300
hillary.yaffe@lazard.com	ben.wulfsohn@lazard.com

LAZARD WORLD DIVIDEND & INCOME FUND ANNOUNCES TENDER OFFER
IN CONNECTION WITH ITS PROPOSED REORGANIZATION INTO
LAZARD GLOBAL TOTAL RETURN AND INCOME FUND

NEW YORK, February 19, 2019 – Lazard World Dividend & Income Fund, Inc. (NYSE: LOR) today announced that its Board of Directors has approved a conditional one-time tender offer to acquire, in exchange for cash, up to 20% of LOR’s outstanding shares of common stock at a price equal to 98% of LOR’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Offer”). The Offer is conditioned upon the prior approval by stockholders of each of LOR and Lazard Global Total Return and Income Fund, Inc. (NYSE: LGI) (together with LOR, the “Funds”) of the proposed reorganization of LOR into LGI (the “Reorganization”), which was announced publicly by press release dated November 13, 2018. The Offer currently is anticipated to commence promptly after stockholder approval of the Reorganization, and would be completed prior to the closing of the Reorganization.

If more than 20% of LOR’s outstanding shares of common stock are tendered in the Offer, LOR will purchase its shares from tendering stockholders on a pro rata basis at a price of 98% of LOR’s NAV per share. Additional terms and conditions of the Offer will be set forth in LOR’s offering materials, which will be distributed to LOR stockholders of record upon the commencement of the Offer.

Additional information about the Offer will be announced via future press releases. This press release is for informational purposes only and is not a recommendation, an offer to purchase or the solicitation of an offer to sell any shares of LOR. The Offer will be made, and LOR stockholders will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. None of LOR, its Board of Directors or Lazard Asset Management LLC (“LAM”) is making any recommendation to LOR stockholders as to whether to tender or refrain from tendering their shares in the Offer. LOR stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. The purchase of shares tendered by participating LOR stockholders pursuant to the Offer will generally have U.S. federal income tax consequences.

An indirect subsidiary of Lazard Ltd (NYSE: LAZ), LAM, the Funds’ investment manager, offers a range of equity, fixed-income, and alternative investment products worldwide. As of December 31, 2018, LAM and affiliated asset management companies in the Lazard Group managed $241 billion worth of client assets. For more information about LAM, please visit www.LazardAssetManagement.com. Follow LAM at @LazardAsset.

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